SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2016
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Registration as Corporate Taxpayer (CNPJ): 76.483.817/0001-20

LISTED COMPANY

Brazilian SEC Registration: 1431-1

US SEC Registration (ordinary shares): 20441B308

US SEC Registration (preferred, class B): 20441B407

Spanish SEC Registration (Latibex, preferred, class B): 29922

The present Call Notice replaces the former one, which was filed, on November 22, 2016, on the proper websites both of Comissão de Valores Mobiliários - CVM and Bolsa de Valores, Mercadorias e Futuros - BM&FBOVESPA S.A., and published, in accordance with article 289 of Brazilian Corporation Law (no. 6,404/1976), on the Official Gazette of the State of Paraná (DIOE-PR) and on the newspaper Gazeta do Povo on November 22, 23 and 24, as a result of adjustments in the proposal for capital increase and alteration of the Company’s Bylaws.

EXTRAORDINARY GENERAL MEETING

CALL NOTICE

The Shareholders of Companhia Paranaense de Energia - Copel are invited to attend the Extraordinary General Meeting to be held on December 22, 2016, at 2:30 p.m. at the Company’s head office located at Rua Coronel Dulcídio nº 800, Curitiba, to decide on the following agenda:

EXTRAORDINARY GENERAL MEETING

1.   Analysis, discussion and voting on the Board of Executive Officers’ proposal to increase the capital stock of the Company in the amount of R$1,000,000,000.00 ─ through the payment of the total of the accrued capital reserves of 2008 and of 59.63% of the capital retention of 2009, for the purpose of internal rounding of numerical values, since such reserves have been used in the Company’s investment program in subsequent financial years, as established in paragraph I of article 196 of Law no. 6,404, as of December 15, 1976 ─, having the capital stock been increased from R$6,910,000,000.00 to R$7,910,000,000.00 with due alteration of the corresponding Article 4 of the Company’s Bylaws. The remaining balance, totalling R$4,413,571,380.61 (four billion, four hundred and thirteen million, five hundred and seventy-one thousand, three hundred and eighty reais and sixty-one cents), will be submitted to a new assessment by the senior management in the first semester of 2017 as to the form of the incorporation of such reserve to the capital stock, in the light of the possibilities provided for in article 169 of Law 6,404/1976; and

2.   Analysis, discussion and voting on the proposal for alteration of Copel’s (Holding) Bylaws, as follows: a) Article 4: adequacy of its terms due to the increase of the capital stock, subject to the approval of item 1; b) Article 17: I. adjustments in the number of chief offices; II. Addition of information related to the chief responsible for the removal of chief officers; III. Reduction to two years of the chief officers’ term of office; IV. Establishment of the maximum number of consecutive reappointments of chief officers; V. Change of the name of the Chief Institutional Relations Office to Chief Legal and Institutional Relations Office; VI. Creation of the Chief Governance, Risk and Compliance Office; VII. Addition of the sole paragraph about the duties of each chief officer; c) Article 20: I. Exclusion of § 1st; II. § 2nd to § 7th - renumbered, respectively, to § 1st to § 6th; III. adjustment of the wording of § 8th related to the duties of the members of the Board of Directors of the Company’s wholly-owned subsidiaries, and renumbered to § 7th; d) Article 21: alteration of the wording and inclusion and exclusion and renumbering of clauses related to the duties of the Chief Executive Officer; e) Articles 22 to 26: excluded; f) Articles 27 to 43: renumbered, respectively, to articles 22 to 38; g) Article 44: renumbered to article 39, having it been reworded so as to include the transition rule related to the Chief Officers’ term of office; and

3.   Fulfillment of vacancies in the Company’s Board of Directors.

Notes: a) Documents referring to the matters to be discussed at the Extraordinary General Meeting, in addition to the Manual for Attendance in Meetings, are available for shareholders’ consultation at the Company’s headquarters as well as on its website (www.copel.com); and b) Powers-of-attorney for the Extraordinary General Meeting shall be filed at the Company’s head office, at the Chief Financial and Investor Relations Office, at the Shareholders and Custody Department of the Chief Financial and Investors’ Relations Office, at Rua Coronel Dulcídio nº 800, 3º andar, Curitiba, at least forty-eight hours prior to the meeting.

Curitiba, December 06, 2016

Fernando Xavier Ferreira

Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 08, 2016

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Luiz Fernando Leone Vianna
Luiz Fernando Leone Vianna Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.